ALEAFIA HEALTH INC.
(formerly Canabo Medical Inc.)

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian Dollars)

PERIOD ENDED September 30, 2018

November 25, 2018

Management’s Report

The accompanying unaudited condensed interim consolidated financial statements of Aleafia Health Inc. (formerly, Canabo Medical Inc. (the “Company”) are the responsibility of management and have been approved by the Board of Directors. The unaudited condensed interim consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited condensed interim consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial records are reliable for preparation of the unaudited condensed interim consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited condensed interim consolidated financial statements and recommended their approval by the Board of Directors.

These unaudited condensed interim consolidated financial statements have not been reviewed by the external auditors of the Company.

Signed:

“Geoff Benic”	“Benjamin Ferdinand”
Geoff Benic, Chief Executive Officer	Benjamin Ferdinand,
Toronto, Ontario	Chief Financial Officer
Toronto, Ontario

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2018 and December 31, 2017
(Expressed in Canadian dollars)

	Note	September 30, 2018	December 31, 2017
		$	$
ASSETS
CURRENT
Cash	15	22,820,979	1,057,231
Accounts receivable	15	1,150,138	123,979
Prepaid expenses		307,202	15,162
Biological assets	13	908,907	-
Other current assets		1,156	-
		25,188,382	1,196,372
Property, plant and equipment	7	13,094,719	1,636,430
Intangible assets	5,6,8	22,956,409	10,048,000
Goodwill	5,6	14,970,835	5,064,288
TOTAL ASSETS		76,210,345	17,945,090

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		1,316,295	564,386
Deferred revenue		514,589	-
Vendor take-back loan	5	-	4,000,000
		1,830,884	4,564,386
Deferred tax liability	5,6	5,857,421	2,464,000
TOTAL LIABILITIES		7,688,305	7,028,386

SHAREHOLDERS’ EQUITY
Share capital	9	73,661,077	12,285,030
Warrants	9	1,091,365	-
Contributed surplus	9	10,036,526	8,323,573
Deficit		(16,266,928)	(9,691,899)
		68,522,040	10,916,704
TOTAL LIABILITIES AND EQUITY		76,210,345	17,945,090

NATURE OF BUSINESS AND CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 16)
SUBSEQUENT EVENTS (Note 17)

Approved and authorized for issue on behalf of the Board on November 25, 2018

“Julian Fantino”	Director	“Raf Souccar”	Director
Julian Fantino		Raf Souccar

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
REVENUE
Consultation services	423,685	400	1,008,747	400
Research revenue	612,224	-	1,247,634	-
Sale of Cannabis	429,146	-	429,146	-
Other revenue	174,910	-	286,697	-
	1,639,965	400	2,972,224	400
COST OF SALES
Doctor Commissions	336,286	-	767,030	-
Cost of goods sold	-	-	513	-

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENT	1,303,679	400	2,204,681	400

Unrealized gain on fair value of biological assets	908,907	-	908,907	-

GROSS PROFIT	2,212,586	400	3,113,588	400
EXPENSES
Wages and benefits	864,315	164,401	2,361,849	405,249
Advertising and promotion	181,047	332	356,996	49,698
Investor Relations	112,266	-	214,980	-
Business Advisory Fees including share based fees	1,051,702	-	1,473,176	-
Amortization	1,104,035	16,063	1,385,170	19,456
Professional and legal	282,184	16,965	569,423	17,895
Office, supplies and services	151,104	21,315	321,534	46,596
Rent and facility	232,430	14,420	526,760	50,261
Supply and Maintenance	28,041	-	121,419	-
Share-based payments	1,457,476	121,675	2,072,401	8,204,706
Exchange and transfer agent fees	86,882	-	139,791	-
Travel and entertainment	56,403	14,626	145,118	24,535
	5,607,885	369,797	9,688,617	8,818,396

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,395,299)	(369,397)	(6,575,029)	(8,817,996)

LOSS PER SHARE – Basic and diluted	(0.025)	(0.009)	(0.062)	(0.308)

Weighted Average Common Shares Outstanding	135,989,842	42,010,000	106,139,213	28,618,059

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the Period ended September 30, 2018
(Expressed in Canadian dollars)

	Common Shares		Warrants
	Number of Shares	Amount	Number of Warrants	Amount	Contributed Surplus	Deficit	Total
		$		$	$	$	$
Issued on incorporation	1						-
Shares issued for cash	42,009,999	2,460,030			8,042,470		10,502,500
Share-based payments					162,236		162,236
Net loss for the period						(8,817,996)	(8,817,996)
Balance, September 30 ,2017	42,010,000	2,460,030	-	-	8,204,706	(8,817,996)	1,846,740

Common shares issued for cash	7,660,000	3,830,000					3,830,000
Subscription receivable		(5,000)					(5,000)
Shares issued for business acquisition	24,000,000	6,000,000					6,000,000
Share-based payments					118,867		118,867
Net loss for the period						(873,903)	(873,903)
Balance, December 31, 2017	73,670,000	12,285,030	-	-	8,323,573	(9,691,899)	10,916,704

Shares issued for cash	24,171,000	30,213,750					30,213,750
Share issue costs		(1,934,840)					(1,934,840)
Broker w arrants		(1,241,212)	2,025,380	1,241,212			-
Shares deemed to be issued on RTO	38,103,461	26,194,098					26,194,098
Warrants deemed to be issued on amalgamation			203,350	59,087			59,087
Shares for exercised Broker w arrants	871,810	1,432,841	(889,810)	(495,591)			937,250
Shares for exercised Subscriber w arrants	2,730,000	4,777,500					4,777,500
Warrants issued CannTrust			500,000	286,657			286,657
Shares issued exercise of options	759,472	1,003,910			(359,448)		644,462
Shaes issued for services	1,500,000	930,000					930,000
Share - based payments					2,072,401		2,072,401
Net loss for the period						(6,575,029)	(6,575,029)
Balance, September 30 ,2018	141,805,743	73,661,077	1,838,920	1,091,365	10,036,526	(16,266,928)	68,522,040

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

		Nine months ended	Nine months ended
	Notes	September 30, 2018	September 30, 2017
		$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period		(6,575,029)	(8,817,996)
Items not involving cash:
Amortization		1,385,170	19,456
Share-based payments		3,289,058	8,204,706
		(1,900,801)	(593,834)
Changes in non-cash working capital balances:
Biological assets		(908,907)	-
Amounts receivable		(1,026,159)	(58,281)
Prepaid expenses & deposits		(292,040)	-
Inventory		(1,156)	-
Accounts payable and accrued liabilities		751,910	13,726
Non-cash working capital acquired on amalgamation		(901,590)	-
Deferred revenue		514,589	-
Cash used in operating activities		(3,764,154)	(638,389)
INVESTING ACTIVITIES
Repayment of farm mortgage		(4,000,000)	-
Acquisition of equipment	7	(12,027,038)	(221,134)
Cash used in investing activities		(16,027,038)	(221,134)
FINANCING ACTIVITIES
Proceeds from capital stock less issue cost		28,278,909	3,930,372
Proceeds from exercise of warrants and options		6,359,212	-
Cash acquired on amalgamation		6,916,819	-
Cash provided by financing activities		41,554,940	3,930,372
CHANGE IN CASH		21,763,748	3,070,849
CASH, BEGINNING OF PERIOD		1,057,231	-
CASH, END OF PERIOD		22,820,979	3,070,849

SUPPLEMENTAL CASH DISCLOSURES
Interest paid		-	-
Income taxes paid		-	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Aleafia Health Inc. (the “Company”) formerly Canabo Medical Inc. (“Canabo”) was incorporated under the laws of the Province of British Columbia on February 2, 2007 and continued under the laws of the Province of Ontario on June 27, 2018. On November 9, 2016 the company acquired Canabo Medical Corporation and on March 26, 2018 completed a business combination as described in Note 6. The transaction being treated as a reverse acquisition transaction for accounting purposes. The historical operations, assets and liabilities of Aleafia Inc. are included as the comparative figures as at December 31, 2017 and the nine-month period ended September 30, 2017, which is deemed to be the continuing entity for financial reporting purposes. The Company changed its name to Aleafia Health Inc. and trades on the TSX venture exchange under the symbol ALEF.

The Company is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. During the period ended December 31, 2017 and as described in Note 5, Aleafia Inc. acquired a 100% interest in Aleafia Farms Inc., formerly 755064 Ontario Inc. (“Aleafia Farms”). Aleafia Farms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations. On July 30, 2018, the Company acquired a modern, fully automated 160,000 sq. feet greenhouse in Grimsby, Niagara region. Operations at the Aleafia Farms Port Perry facility have commenced and Grimsby facility is expected to begin during the first quarter of 2019.

During the quarter ended March 31, 2018 as described in Note 6, the Company completed a business amalgamation with Aleafia Inc.

On September 25, 2018, the Company entered into a letter of intent to acquire a 51 per cent stake in One Plant™, an adult-use cannabis retail operation led by members of the Serruya Family (the “Serruya Family”), including Aaron Serruya, the president of International Franchise Inc., which has over 4500 franchise locations in over 50 countries. Serruya Family has also been a leading force in the cannabis industry. Together, the two parties will form a joint venture (the “JV”). The transaction included a $10 million investment by the Serruya Family into the Company.

Canabo operates a network of clinics across Canada offering medical consultation services to determine the suitability of medical cannabis in treating patients with chronic pain and other disabling illnesses. The other principal activity of the business is the growing, possession and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada. The head office and principal business of the Company is 2nd floor, 8810 Jane Street, Concord, Ontario.

As at September 30, 2018, the Company had not generated a profit and had accumulated a deficit of $16,266,928. The Company’s operations and expenditures have been funded by the issuance of equity.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed interim consolidated financial statements were authorized for issue in accordance with a resolution from the Board of Directors on November 25, 2018.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation

The unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its 100% controlled subsidiaries, Canabo Medical Corp., Aleafia Inc., and Aleafia Farms Inc. As described in Note 5, Aleafia Farms was acquired during the year ended December 31, 2017 and as described in Note 6, a business amalgamation was completed with Aleafia Inc. in the quarter ended March 31, 2018. All intercompany transactions have been eliminated for the purposes of these unaudited condensed interim consolidated financial statements.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated upon consolidation. Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company.

b)	Cash and cash equivalents

Cash in the statements of financial position is comprised of cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

c)	Property, plant and equipment

The Company’s property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset. The cost includes the cost of materials and direct labour, site preparation costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and conditions necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes any applicable borrowing costs. Borrowing costs are capitalized to property, plant and equipment until such time that the constructed asset is substantially complete and ready for its intended use.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Property, plant and equipment (continued)

Property, plant and equipment are depreciated at the following annual rates:
Computer equipment and software	30% on a declining balance basis
Office furniture and equipment	20% on a declining balance basis
Buildings and house	25 years on a straight-line basis
Leasehold improvement	Straight line over the term of the lease

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted, if appropriate.

Significant components of property, plant and equipment that are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in profit or loss.

d)	Finite-lived and indefinite-lived intangible assets

Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Health Canada License	25 years
OPA Power Contracts	14 years
Brand Name	5 years
Patient List	10 years
SRED	7 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are comprised of patient list, scientific research and brand name which are carried at cost less accumulated impairment losses.

e)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity settled share-based payment reserve.

Share-based compensation expense relating to deferred share units is accrued over the vesting period of the units based on the quoted market price. As these awards can be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	f)	Provisions

Provisions are recognized when it is probable that the Company is required to settle an obligation [legal or constructive], as a result of a past event, and the obligation can be reliably estimated. The provision represents the Company’s best estimate of the amounts required to settle the obligation at the end of the reporting period. When a provision is determined using the expected cash flow method, the carrying amount is the present value of those cash flows [when the effect of the time value of money is material]. When some or all of the amounts required to settle a provision are expected to be recoverable from a third party, a receivable is recognized when it is virtually certain reimbursement is receivable and the expected reimbursement can be reliably measured.

	g)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

	h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the statement of financial position date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES(continued)

	i)	Financial instruments

Financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”) transaction costs.

Financial assets are subsequently measured at,

(i)	FVTPL
(ii)	amortized cost
(iii)	debt measured at fair value through other comprehensive income (“FVOCI)
(iv)	equity investments designated at FVOCI; or
(v)	financial instruments designated at FVTPL

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” as well as the business model under which the financial assets are managed.

Financial liabilities held by the Company are initially measured at fair value and subsequently measured at amortized cost.

The table below summarizes the categories under IAS 39 and the new measurement under IFRS 9 for the financial assets and financial liabilities.

CLASSIFICATION
	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents
Accounts receivables	Loans and	Amortized
Interest receivables	receivables	cost
Restricted investments

Available for
sale, loans
Other financial assets	and	FVOCI and
	receivables	FVTPL
and FVTPL

Financial liabilities
Accounts payable and accrued liabilitie	Other	Other
Long term debt	liabilities	liabilities

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	j)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets [the cash-generating unit, or “CGU”]. The recoverable amount of an asset or a CGU is the higher of its fair value, less cost to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

k)	Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of the reporting periods. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

l)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except deferred tax assets or liabilities, which are recognized and measured in accordance with IAS 12 – Income Taxes. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of the acquisition and the date where all significant information necessary to determine the fair values is available and cannot exceed 12 months. All other subsequent changes are recognized in the consolidated statements of comprehensive loss.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including any contingently payable purchase price obligation due over time. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied. The determination of fair value involves making estimates relating to acquired intangibles assets, property and equipment and contingent consideration. In certain situations, goodwill or a bargain purchase gain may result from a business combination. Goodwill is measured as the excess of the consideration transferred over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in the consolidated statements of comprehensive loss as a bargain purchase gain. Acquisition related costs are recognized in the consolidated statements of comprehensive loss as incurred.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	m)	Intangible assets

Intangible assets consist mainly of license to grow cannabis, power contracts, company brand name, patient list and scientific and medical research assets acquired by the Company. Acquired license to grow cannabis, power contracts and similar assets are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible assets is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each financial statement of financial position date. Amortization is provided on a straight-line basis, over the term of the contract for the OPA power contracts and over the useful life of the facility for the license.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible assets, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs.

	n)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the Cash Generating Units (“CGU”) to which it relates. Goodwill is measured at historical cost and is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

	o)	Revenue recognition

The company derives revenue from 1) providing medical consultation services to patients suffering from chronic pain and disabling illnesses, 2) conducting medical research associated with the use of medical cannabis and 3) the sale of and distribution of cannabis in Canada in accordance with the ACMPR up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution and possession of Cannabis for both medical and adult recreational access in Canada. Revenue is recognized upon transfer of control of the promised goods or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Performance obligations are satisfied and revenue is recognized, either over time or at a point in time. Certain activities may give rise to deferred revenue, which are contract liabilities under IFRS 15, relate to payments received in advance of performance under contracts with customers. Contract liabilities are recognized as revenue as (or when) the Company satisfies its performance obligations under the contracts.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Medical consultation
The company provides medical services to patients on a scheduled appointment fixed fee basis. Performance of the service is considered complete at the conclusion of the appointment and revenue is recognized at a point in time.

Medical research
Aleafia provides patients with access to non-specific patient data relating to the use of medical cannabis in the treatment of various illnesses as well as the opportunity to conduct targeted research on the impact medical cannabis may have on specific ailments. Customers are billed a subscription fee for access to data or negotiated contract amounts related to targeted research. In the case of subscription fees, revenue is recognized evenly over the subscription period and revenue from targeted research amounts are recognized based on the extent of progress towards completion of the specific performance obligations related to each individual research project.

Sales of Cannabis
Revenue from the sale of cannabis for a fixed price is recognized when the Company transfers control of the good to the customer upon delivery.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting estimates

i.	Inputs used in impairment calculations and biological assets;
ii.	Determining the fair values of identifiable assets acquired, liabilities assumed, consideration transferred and contingent consideration for business combinations;
iii.	Measurement of deferred income tax assets and liabilities; and
iv.	Assumptions used in the valuations of share-based compensation.

Critical accounting judgments

i.	Assessment of indications of impairment; and
ii.	Judgments used in determining if an acquisition constitutes a business combination or asset acquisition.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Standards issued, but not yet effective, up to the date of issuance of the Company’s financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

New accounting standards adopted effective January 1, 2018:

IFRS 9 Financial Instruments

IFRS 9, “Financial Instruments: Classification and Measurement” is effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRS 9 retrospectively, without restatement of prior year financial statements. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification, and measurements of financial assets and financial liabilities, derecognition of financial instruments and impairment of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how the Company manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The application of IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was also no impact to the carrying value of any of the Company’s financial assets or liabilities on the date of transition.

IFRS 15 Revenue from Contracts with Customers

The Company adopted IFRS 15, “Revenue from Contracts and Customers” effective January 1, 2018. The adoption of this standard did not have any impact on the Company’s condensed consolidated interim financial statements.

New accounting standards effective for annual periods on or after January 1, 2019:

Standards issued, but not effective, up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applies at a future date. The following new standards, amendments and interpretations have not been early adopted in these unaudited condensed interim consolidated financial statements and are not expected to have a material effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16 was issued in January 2016, which will replace IAS 17 Leases. This specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset has a low value. Lessor accounting is not substantially changed and the lessor continue to classify lease as operating or finance. The company is continuing to assess the impact of this new standard on its financial position and performance.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company has not yet determined the potential the impact of the adoption of this standard on the unaudited condensed interim consolidated financial statements.

5.	BUSINESS COMBINATION

Pursuant to an assignment agreement dated October 4, 2017 (the “Assignment”), Aleafia Inc. was assigned the rights, title and interest to acquire 100% of the issued and outstanding common shares of Aleafia Farms (Note 1) and certain other assets described in a Purchase Agreement dated September 25, 2015 (“Original Purchase Agreement”). Under the terms of Original Purchase Agreement, the purchaser had the rights to buy 100% of Aleafia Farms and other certain assets for $6,950,000 of which $2,950,000 was to be paid in cash and $4,000,000 could be paid in cash or by an open Vendor Take Back mortgage. The Original Purchase Agreement was amended on December 11, 2017 to include a $4,000,000 Vendor Take Back mortgage at a rate of 3% due on April 1, 2018, secured by the underlying land and buildings and other certain payment terms were amended but the purchase price remained the same. The deposit of $50,000 was paid by the previous purchasers and was not reimbursed by Aleafia Inc. The acquisition of Aleafia Farms was made to directly support its clinic operations.

In consideration for the Assignment Aleafia Inc paid $1,000,000 in cash and issued 24,000,000 common shares with a fair value of $6,000,000.

The acquisition was recognized as a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

5.	BUSINESS COMBINATION(continued)

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Cash	3,900,000
Loan payable	4,000,000
Common shares issued	6,000,000
Total consideration paid	13,900,000

Net assets acquired	$
Buildings	362,472
House	133,240
Land	735,000
License	9,770,000
OPA power contracts	299,000
Deferred income tax liability	(2,464,000)
8,835,712
Goodwill acquired	5,064,288
Total net assets acquired	13,900,000

The resulting goodwill represents the sales and growth potential of Aleafia Farms and will not be deductible for tax purposes.

6.	BUSINESS AMALGAMATION

On March 26, 2018, Aleafia Inc. and 2412550 Ontario Inc., an indirect subsidiary of Canabo Medical Inc. (“Canabo”) amalgamated pursuant to an Amalgamation Agreement (“Agreement”).

Pursuant to the terms of the Agreement, Aleafia Inc. amalgamated with Canabo’s subsidiary company. All of the shareholders of Aleafia Inc., received one common share of Canabo for each common share of Aleafia Inc. held. In addition, all of the outstanding stock options of Aleafia Inc. were exchanged for stock options of Canabo on an equivalent basis (the “Transaction”).

Following the completion of the Transaction, Aleafia shareholders held approximately 71% of the total issued shares of Canabo. Canabo will continue to be the listed issuer (the “Resulting Issuer”). The Transaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV and for financial reporting purposes the Transaction will be treated as a reverse-take-over.

The reverse-take-over acquisition was recognized as a business combination as Canabo’s assets acquired and liabilities assumed constitute a business. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied various valuation models and methods in order to measure the fair values of certain assets and liabilities.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

6.	BUSINESS AMALGAMATION(continued)

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Fair value of common shares issued	26,194,098
Fair value of warrants deemed to be issued	59,087
Total consideration	26,253,185

Net assets acquired	$
Current assets	7,743,614
Equipment	151,145
Intangible asset – brand name	308,765
Intangible asset – patient list	12,415,920
Intangible asset – scientific and medical research assets	849,000
Current liabilities	(1,728,385)
Deferred income tax liability	(3,393,421)
16,346,638
Goodwill acquired	9,906,547

Total net assets acquired	26,253,185

The resulting goodwill represents the sales and growth potential of Canabo and will not be deductible for tax purposes.

The total consideration and the fair value of net assets acquired have been provisionally determined and subject to adjustment. Goodwill may be adjusted to the acquisition date retroactively in the year end reporting.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

	Computer and software	Equipment and furniture	Leasehold improvements	Land	Buildings and Houses	Total
	$	$	$	$	$	$
COST
Incorporation, January 17, 2017	-	-	-	-	-	-
Business acquisition (Note 5)	-	-	-	735,000	495,712	1,230,712
Additions	5,382	140,580	113,758	27,852	157,607	445,179
Balance, December 31, 2017	5,382	140,580	113,758	762,852	653,319	1,675,891

Business acquisition (Note 6)	-	151,144	-	-	-	151,144
Additions	-	4,752,815	-	1,050,000	6,223,840	12,026,655
Balance, September 30, 2018	5,382	5,044,539	113,758	1,812,852	6,877,159	13,853,690

ACCUMULATED DEPRECIATION
Incorporation, January 17, 2017	-	-	-	-	-	-
Additions	807	14,058	5,686	-	18,910	39,461
Balance, December 31, 2017	807	14058	5686	0	18910	39461

Additions	1029	436,552	9,509	-	272,420	719,510
Balance, September 30, 2018	1,836	450,610	15,195	0	291,330	758,971

CARRYING AMOUNTS
As at December 31, 2017	4,575	126,522	108,072	762,852	634,409	1,636,430
Balance, September 30, 2018	3,546	4,593,929	98,563	1,812,852	6,585,829	13,094,719

8.	INTANGIBLE ASSETS

		OPA
	License	Power	Brand Name	Patient List	SRED	Total
		Contracts
	$	$	$	$	$
Incorporation, January 17, 2017
Additions (Note 5)	9,770,000	299,000	-	-	-	10,069,000
Amortization	(21,000)	-	-	-	-	(21,000)
Balance, December 31, 2017	9,749,000	299,000	-	-	-	10,048,000

Additions (Note 6)	-	-	308,765	12,415,920	849,000	13,573,685
Amortization	(293,100)	(16,017)	(15,438)	(310,398)	(30,321)	(665,274)
Balance, September 30, 2018	9,455,900	282,982	293,327	12,105,522	818,679	22,956,409

Intangible assets as presented in the schedule arose from two separate arms-length transactions
i) the purchase of Aleafia Farms and
ii) the amalgamation with Canabo Medical Inc.
The transactions and the allocation of the purchase price are described in detail in notes 5 and 6 respectively. In both instances an independent 3rd party valuation was obtained.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

a)	Issued and Outstanding as at September 30, 2018: 141,804,743 common shares

On January 17, 2017, Aleafia Inc. issued an incorporation share for a nominal value.

On March 21, 2017, Aleafia Inc. issued 32,169,999 common shares for gross proceeds of $30. As the fair market value of these shares was $8,042,500, accordingly, the Company recorded share-based payments of $8,042,470 and credited to contributed surplus. The fair value of the shares was determined using stock prices in recent financings.

On April 20, 2017, Aleafia Inc. issued 9,840,000 common shares at $0.25 per share with gross proceeds of $2,460,000. As at December 31, 2017, the subscription receivable was $5,000.

b)	On October 4, 2017, in connection with the business acquisition (note 5) Aleafia Inc. issued 24,000,000 common shares with a fair value of $6,000,000.

On December 15, 2017, Aleafia Inc. issued 7,660,000 common shares at $0.50 per share for gross proceeds of $3,830,000.

On March 26, 2018 Aleafia Inc. completed private placement financing, issuing 24,171,000 common shares at a price of $1.25 per share for gross proceeds of $30,213,750. In connection with the financing Aleafia Inc. incurred share issuance costs of $1,934,840. Aleafia Inc. also issued broker’s warrants to acquire 1,336,920 common shares at an exercise price of $1.25 for eighteen months with a fair value of $872,855. The fair value was estimated using the Black—Scholes option pricing model applying a market price of $1.25, an exercise price of $1.25, a risk-free rate of 1%, an expected volatility of 115% and an expected dividend yield of 0%. In addition, Aleafia Inc. issued broker’s warrants to acquire 668,460 common shares at an exercise price of $1.75 for eighteen months with a fair value of $368,357. The fair value was estimated using the Black—Scholes option pricing model applying a market price of $1.75, an exercise price of $1.75, a risk-free rate of 1%, an expected volatility of 115% and an expected dividend yield of 0%. The fair value of the warrants has been recorded as share issue costs.

c)

On March 26, 2018, as a result of the business amalgamation described in Note 6 the Company is deemed to have acquired all of the issued and outstanding common shares of Canabo Medical Inc. in exchange for 38,103,461 common shares of the company. The estimated fair value of the shares at the time of the transaction is $26,194,098.

d)

Notwithstanding the Business Amalgamation described in Note 6, certain securities remain under a Tier 2 Value Escrow Agreement. There were 13,765,500 common shares covered under an escrow agreement with an initial release of 1,376,500 (10%) of the escrowed shares and three further releases of 2,064,825 shares each on May 9, 2017, November 9, 2017, and May 9, 2018. The remaining 6,194,475 shares are scheduled to be release at a rate of 2,064,825 (15%) every 6 months thereafter.

e)	On April 9, 2018, 202,000 share purchase warrants were exercised for the purchase of 202,000 common shares at a price of $0.50 per share for the total proceeds of $101,000.

f)

During the quarter ended June 30, 2018 the company issued 100,000 common shares for the exercising of share purchase options. The weighted average exercise price was $0.45 per share for total proceeds of $45,000

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

g)	On August 1, 2018, the Company issued 1,500,000 common shares for services rendered at a price of $0.62 per share for gross proceeds of $930,000

h)

During September 2018, 2,730,000 subscriber warrants were exercised at the price of $1.75 per share for the total proceeds of $4,777,500. Canaccord and Power One exercised their broker warrants on September 27, 2018 at a price of $1.25 per share for the total proceeds of $835,575.

i)

During the quarter ended September 30, 2018 the company issued 659,472 common shares for the exercising of share purchase options. The weighted average exercise price was $0.91 per share for total proceeds of $599,462.

j)

On May 1, 2018, the Company announced a memorandum of understanding (“MOU”) formalizing a strategic genetic supply agreement with CannTrust Inc. (“CannTrust”). The Company will receive various strains of high-quality starter genetics for its first licensed production facility in Port Perry, Ontario, and CannTrust will take the right of first refusal to purchase cannabis product from the Company.This would support CannTrust's patient base and provide the Company with revenue growth in the near term, augmenting the existing revenue derived from the nationwide Canabo clinic network. As part of the agreement, the Company will also refer a significant percentage of its growing patient base to CannTrust.

On June 19, 2018, the MOU was amended to include the issuance of 500,000 warrants exercisable at a price of $0.55 per common share, until June 11, 2020.

Warrants

As at September 30, 2018 the company had warrants outstanding enabling holders to acquire the following

	Warrants	Weighted	Weighted average
	outstanding	average exercise	remaining contactual
		price	life (in years)

Outstanding and exercisable, December 31, 2017	-	-	-
Broker Warrants Issued	1,336,920	1.25	1.00
Broker Warrants Issued	668,460	1.75	1.00
Subscriber Warrants Issued	12,085,500	1.75	1.00
Warrants Issued CannTrust	500,000	0.55	1.75
Deemed tobe issued on business Amalgamation	203,350	0.50	-
Warrants Exercised	(3,601,810)	1.59	-
Outstanding and exercisable, September 30, 2018	11,192,420	1.67	1.34

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

9)	SHARE CAPITAL (continued)

At September 30, 2018, the Company had outstanding warrants entitling the holders to acquire additional common shares as follows:

Expiry	Number of	Exercise
date	warrants	price
		$
September 27, 2019	668,460	1.25
September 27, 2019	10,023,960	1.75
June 11, 2020	500,000	0.55

Stock Options

Aleafia Inc. has adopted a stock option plan (the “Plan”), providing the Board of Directors with the discretion to issue an equivalent number of options of up to 10% of the issued and outstanding share capital of Aleafia Inc. Stock options are granted with an exercise price of not less than the closing share price of the day preceding the date of grant.

On June 5, 2017, the Company granted 5,000,000 stock options to its officers and directors of the Company. The options are exercisable at $0.25 per share and expire on June 5, 2021. The fair value of the 5,000,000 stock options was estimated using the Black-Scholes option pricing model. On March 26, 2018, the company as a result of the Business Amalgamation described in Note 6 assumed the obligation for all of the issued and outstanding options of Canabo Medical Inc.

On April 23, 2018, the Company granted 2,450,000 stock options to its officers, directors and consultants expiring on April 23, 2023. 1,000,000 are exercisable at $0.63 per share with vesting terms of 25% every six months, 1,350,000 are exercisable at $0.60 per share with vesting terms of 25% every three months and 100,000 are exercisable at $1.25 with vesting terms of 25% every three months.

On June 28, 2018, the Company granted 1,250,000 stock options to its officers. 750,000 of the options are exercisable at $0.82 per share with vesting terms of 25% every six months, 250,000 of the options are exercisable at $1.25 per share with vesting terms of 25% every six months and 250,000 of the options are exercisable at $0.82 per share and vest based on performance-based objectives.

During August 2018, the Company granted 2,100,000 stock options to its officers, expiring in August 2023 exercisable at $0.65 per share with vesting terms of 25% every six months. During September 2018, 1,825,000 stock options were granted to its officers with vesting terms of 25% every six months, of which, 200,000 are exercisable at $0.85 per share, 1,250,000 at $1.03 per share, 175,000 at $1.5 per share are 200,000 are exercisable at $2.02 per share.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

9).	SHARE CAPITAL (continued)

The following table reconciles the stock option activity during the quarter ended September 30, 2018:

	Number of	Weighted
	Options	average
		exercise price
		$
Options outstanding at December 31, 2017	5,000,000	0.25
Options deemed to be issued on business amalgamation	1,690,000	0.63
Options issued	7,975,000	0.82
Options exercised	(759,472)	1.75
Options outstanding – September 30, 2018	13,905,528	0.60
Vested, September 30, 2018	5,833,028	0.32
Unvested, September 30, 2018	8,072,500	0.8

The following table summarizes information relating to outstanding and exercisable stock options as at September 30, 2018:

	Exercise	Remaining life	Number of stock	Number of stock
Expiry date	price	(years)	options vested	options unvested

5-Jun-21	0.25	2.75	5,000,000	-
25-Nov-21	0.90	3.20	195,528	141,250
Febuary 6, 2022	0.73	3.40	150,000	50,000
4-Oct-22	0.45	4.00	100,000	543,750
April 23, 2023	0.60	4.60	337,500	1,012,500
April 23, 2023	1.25	4.60	50,000	150,000
April 23, 2023	0.63	4.60	-	1,000,000
June 28, 2023	0.82	4.75	-	1,000,000
June 28, 2023	1.25	4.75	-	250,000
August 1, 2023	0.65		-	900,000
August 13, 2023	0.65		-	1,200,000
August31,2023	0.85		-	200,000
September8,2023	1.03			1,250,000
September10,2023	1.50			175,000
September21,2023	2.02			200,000

OPTION GRANT

On October 3, 2018, Aleafia announced that it granted to certain of its officers an aggregate of 2,000,000 stock options (the “Options”) under its stock option plan. Each Option is exercisable into common shares of the Company at an exercise price of $2.61. The Options vest every six months over a two-year period and expire on October 2, 2023.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Share Commitments

Patient operating agreement

On March 28, 2017, Canabo Medical Inc. signed a Patient Operating Agreement (“Agreement”) with Peak Pulmonary Consulting Inc. (“Peak Medical Group”). The Peak Medical Group will provide medical marijuana treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the Agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under the Company’s medical marijuana assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in the Company’s proprietary training protocols will begin immediately. All resulting patients under this Agreement will also be enrolled in the Company’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with the Company. Under the terms of the SEA, Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under the Company’s medical marijuana protocols; or five years from the date of the SEA. At closing, based on an 8-day volume weighted average trading price for the period immediately preceding the execution of the Letter of Intent, the Company will issue up to approximately 1,869,000 common shares (up to 5.1% of the issued and outstanding shares of the Company), representing up to a maximum deemed value of $1,600,000 in the Company’s shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and is subject to TSX-V approval.

Share Exchange Agreement

On May 3, 2017 signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical marijuana CMClinics in Ontario.

Subsequently the Share Exchange Agreement with Aviva Medical Ltd was cancelled in accordance with the terms of the Agreement as of end of October.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management includes directors and key officers of the Company, including the President, CEO and Chief Financial Officer.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

10.	RELATED PARTY BALANCES AND TRANSACTIONS(continued) The following amounts are due to related parties:

	September 30,	December 31,
	2018	2017
	$	$
Accounts payable and accrued liabilities	4,000	201,431

As at December 31, 2017, the Company has accrued $200,000 for bonuses payable to directors of the Company. The amounts are non-interest bearing, unsecured and are due upon demand.

11.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of its resource property. The Company does not have any externally imposed capital requirements to which it is subject.

The Company considers the aggregate of its share capital, contributed surplus and deficit as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of assets or adjust the amount of cash.

12.	INVENTORY

The Company values inventories at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of fertilizers and nutrients include costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using the weighted average cost basis.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining market prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is apparent evidence of an increase in selling price then the amount of the write down previously recorded is reversed. Storage costs, indirect administrative overhead, and certain other selling costs related to inventories are expensed in the period incurred.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

13.	BIOLOGICAL ASSETS

Biological assets are valued in accordance with IAS 41. The Company’s biological assets consists of cannabis plants and dried product. As there is no actively trading commodity market for these, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data. These inputs are subject to volatility in market prices and several uncontrollable factors could significantly affect the fair value of biological assets in future. The fair value is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

The Company had its first harvest during the quarter.

The Company’s estimates are subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

As of September 30, 2018, the biological assets were on average 20% complete. During the quarter ended September 30, 2018, the Company’s biological assets produced 155,230 grams of dried cannabis. During this period, it was estimated that the Company’s biological assets would yield approximately 36,900 grams of medical cannabis when harvested.

The carrying value of biological assets are as follows:

	Estimated	Estimated
Biological assets	completion	total
	%	$
Plants (1476)	20	184,500.00
Raw goods (harvested, dried)	93.3	724,407.00
		908,907.00

Significant assumptions
Selling price per gram ($)	5
Average yield per plant (grams)	125

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

14.	SEGMENTED INFORMATION

Operating segments are components of the Company that engage in business activities from which they earn revenues and incur expenses, the operations of which can be clearly distinguished and the operating results of which are regularly reviewed by the senior management for the purpose of performance assessment.

Operating segments

Three months ending September 30, 2018

	Health and	Farms and
	Wellness	Products	Corporate	Total

Medical Consultation fees	423,685	-	-	423,685
Research revenue	612,224	-	-	612,224
Sale of Cannabis	-	429,146	-	429,146
Other revenue	23,416	100,000	51,494	174,910
Revenue	1,059,325	529,146	51,494	1,639,965

Expenses excluding non cash items	(852,867)	(311,788)	(1,288,005)	(2,452,660)

Operating income before non cash items	206,458	217,358	(1,236,511)	(812,695)
Non Cash items:
Unrealized gain on fair value of biological assets	-	908,907		908,907
Stock based compensation	-	-	(2,387,476)	(2,387,476)
Amortization	(20,346)	(615,519)	(468,170)	(1,104,035)

Total Income from operations	186,112	510,746	(4,092,157)	(3,395,299)

Nine months ending September 30, 2018

	Health and	Farms and
	Wellness	Products	Corporate	Total

Medical Consultation fees	1,008,747	-	-	1,008,747
Research revenue	1,247,634	-	-	1,247,634
Sale of Cannabis	-	429,146	-	429,146
Other revenue	91,702	100,000	94,995	286,697
Revenue	2,348,083	529,146	94,995	2,972,224

Expenses excluding non cash items	(3,001,353)	(667,016)	(2,113,563)	(5,781,932)

Operating income before non cash items	(653,270)	(137,870)	(2,018,568)	(2,809,708)
Non Cash items:
Unrealized gain on fair value of biological assets	-	908,907		908,907
Stock based compensation	(121,675)	-	(3,167,383)	(3,289,058)
Amortization	(44,203)	(661,011)	(679,956)	(1,385,170)

Total Income from operations	(819,148)	110,026	(5,865,907)	(6,575,029)

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

15.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair Value of Financial Instruments

The Company’s financial assets include cash and are classified as Level 1. The Company’s financial liabilities include accounts payable and the vendor take-back loan. All the Company’s financial liabilities are due within 1 year.

The Company’s financial instruments consist of cash, amounts receivable, accounts payable, amounts due to related parties and deferred revenue.

The following table summarizes the carrying values of the Company’s financial instruments:

	September 30,	December 31,
	2018	2017
	$	$

FVTPL (i)	22,820,979	1,057,231
Amortized cost (ii)	1,150,138	123,979
Other financial liabilities (iii)	1,830,885	4,564,386

(i)	Cash

(ii)	Accounts receivable

(iii)	Accounts payable, due to related parties, notes payable and deferred revenue

The Company classifies its fair value measurements in accordance with an established hierarchy that priorities the inputs in valuation techniques used to measure fair value as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and
Level 3 - Inputs that are not based on observable market data.

The following table sets for the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	22,820,979	-	-	22,820,979

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

15.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK (continued)

(i)	Currency risk

The Company’s expenses are denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal.

The Company does not have any significant foreign currency denominated monetary liabilities. The principal business of the Company is the identification and evaluation of assets or a business and once identified or evaluated, to negotiate an acquisition or participation in a business subject to receipt of shareholder approval and acceptance by regulatory authorities.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short- term.

The Company has not entered into any derivative instruments to manage interest rate fluctuations.

(iii)	Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with a high-quality financial institution.

(iv)	Liquidity risk

In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

16.	COMMITMENTS

(i) The Company has entered long-term arrangements for office and clinic space. The minimum annual lease payments for the years ended December 31:

$
2018	400,573
2019	388,952
2020	326,937
2021	244,507
2022	89,496

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017
(Expressed in Canadian dollars)

17.	SUBSEQUENT EVENTS

(i)

On October 02, 2018, the Company submitted a finalized application to list its common shares on NASDAQ, a major US based stock exchange. Listing on NASDAQ will provide unparalleled liquidity and place Aleafia among a small handful of Canadian Cannabis companies. The Company is in the process of registering with the Securities and Exchange Commission to enable it to offer the securities on US markets.

The Company’s common shares will continue to trade on the OTCQB under the ticker symbol “ALEAF” until NASDAQ approval and up-listing. The Company’s common shares will also continue to trade on the TSX Venture Exchange ("TSXV") under the ticker symbol "ALEF" post-NASDAQ up-listing.

(ii)

The JV transaction with the Serruya Family was subsequently amended on November 21, 2018. The Company’s ownership stake in the adult-use cannabis retail operation was reduced from 51% to 9.9%, to comply with provincial regulations. The transaction included a $10 million investment in Aleafia by the Serruya Family. The transaction closed on November 23, 2018.

(iii)

During October the Company formally launched Aleafia Labs (“Aleafia Labs”), a research, development and innovation division. R&D activities will focus on the development of cannabis products to act as a replacement for addictive prescription opioids and sleeping aids. These studies are expected to generate unique intellectual property assets that can be used towards proprietary product development and tools to improve medical cannabis treatment of major illnesses.

(iv)

In November 2018, the Company announced that it has signed a non-binding term sheet with CannaPacific Pty Ltd. (“CannaPacific”), a licensed Australian Medical Cannabis company, in which, upon completion of the transaction, it will acquire a 10 per cent equity stake in CannaPacific. Under the term sheet, the Company will provide CannaPacific with technical expertise in cannabis cultivation, processing, distribution and medical clinic operations. This will highlight the Company’s global expansion with foothold in Australian medical cannabis market.